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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-15605

EarthLink, Inc. 401(k) Plan
Full title of the plan

EarthLink, Inc.    1375 Peachtree St. Atlanta, Georgia 30309
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

EarthLink, Inc. 401(k) Plan

Financial Statements and
Supplemental Schedule

Year Ended December 31, 2002

Table of Contents

Report of Independent Auditors		1
Financial Statements
Statements of Net Assets Available for Benefits		2
Statement of Changes in Net Assets Available for Benefits		3
Notes to Financial Statements		4
Supplemental Schedule
Schedule of Assets (Held at End of Year)		9
Exhibits
23.1	Consent of Independent Auditors	12
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

Report of Independent Auditors

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of the EarthLink, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                     /s/ Ernst & Young

Atlanta, Georgia
June 25, 2003

EarthLink, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2002	2001
Assets
Investments, at fair value	$26,002,918	$20,871,557
Contributions receivable:
Employee	325,580	—
Employer	284,371	—

	609,951	—

	26,612,869	20,871,557
Liabilities
Excess contribution payable	—	77,954

	—	77,954

Net assets available for benefits	$26,612,869	$20,793,603

See accompanying notes.

EarthLink, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions to net assets:
Interest and dividend income	$346,162
Contributions:
Rollover	778,155
Employee	9,935,746
Employer	2,554,834

Total contributions	13,268,735
Transfer in from other plan	4,025

Total additions	13,618,922
Deductions from net assets:
Net depreciation in fair value of investments	5,932,767
Benefit payments to participants	1,866,889

Total deductions	7,799,656

Net increase	5,819,266
Net assets available for benefits:
At beginning of year	20,793,603

At end of year	$26,612,869

See accompanying notes.

EarthLink, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2002

1.     Description of Plan

General

        The following description of the EarthLink, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a defined contribution 401(k) plan established on January 1, 1997, to provide benefits to the eligible employees of EarthLink, Inc. (the Company) in accordance with the provisions of the Plan agreement. The Plan was amended and restated effective January 1, 2002. Effective January 1, 2002, all employees, as defined, over 18 years of age are eligible to participate on the first of the month following 30 days of employment with the Company. The Company is the administrator of the Plan and Putnam Fiduciary Trust Company is the Plan trustee (the Trustee).

Contributions

        Participants may contribute between 1% to 15% of their annual compensation on a pretax basis. At the discretion of the Board of Directors, the Company may make a matching contribution. During the year ended December 31, 2002, the Company matched 33% of the first 6% of eligible compensation that a participant contributed to the Plan. Additionally, the Plan provides that the Company matching contribution is calculated each pay period and also recalculated based on the ratio of Match Eligible Contributions (as defined) to Plan Compensation (as defined) for each year, and a true-up contribution will be made accordingly to each participant. The Company contributed an additional $200,000 in true-up contributions.

        Both Company contributions and participant contributions are invested as directed by the individual participants into the various investment options.

Participant Accounts

        Each participant's account is credited with the participant's contributions, Company contributions, loan interest (if applicable) and an allocation of Plan earnings and losses based upon individual participant investment elections.

        Participants may change their investment elections at any time during the year. Pursuant to the Plan agreement, forfeitures of Company contributions can be used by the Company to reduce future Company contributions. Participants who terminate employment other than by retirement, disability or death are entitled to all of their contributions plus a portion of the Company contributions based on years of service. The percentage of vesting in the Company's contributions is determined as follows: 25% after one full year of service, increasing 25% for each additional year of service up to 100% after four years of service.

        Participants are fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age is 59 1/2 years.

        Distribution of vested account balances will be made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant's death. Withdrawals from pretax contributions may also be made upon the participant's ability to prove financial hardship.

Participant Loans

        A participant may borrow against his or her account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Loans bear interest at the prime rate plus 1%. As of December 31, 2002, the range of annual interest rates on loans outstanding was 5.25% to 10.5%. Loans are repaid in biweekly installments of principal and interest through direct payroll deductions. Loan repayment terms range from one to five years or in excess of five years for loans pertaining to the purchase of a participant's primary residence.

Forfeitures

        Forfeitures result from participants terminating their employment with the Company prior to becoming fully vested in their Company contributions. Forfeitures are used to reduce future Company contributions. During the year ended December 31, 2002, approximately $114,000 of forfeitures were used to reduce Company contributions. At December 31, 2002 and 2001, there was approximately $2,000 and $10,000, respectively, of forfeitures available to reduce future Company contributions.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and/or cease to make contributions under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In the event of Plan termination, participants will become 100% vested in their account balances.

2.     Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying financial statements have been prepared using the accrual method of accounting. Benefits are recorded when paid to participants.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

        The Plan's investments are stated at fair value. Mutual funds are managed by the Plan's Trustee and others and are carried at fair value based on quoted redemption values. Common stock is stated at fair value based on the quoted market value from a national exchange. The participant loans are stated at face value, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded based on the ex-dividend date.

        Included in the statement of changes in net assets available for benefits is net depreciation in the fair value of the Plan's investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

Expenses

        Certain administrative expenses were paid by the Plan's sponsor, including annual custodial fees, Form 5500 and Securities and Exchange Commission filing fees as well as professional fees.

3.     Investments

        The following is a summary of investments held by the Plan that represent 5% or more of the Plan's net assets at the end of the year:

	As of December 31,
	2002	2001
Investments:
Mutual funds:
Putnam Money Market Fund	$2,990,611	$1,337,241
Putnam Fund for Growth and Income	—	1,889,214
Putnam OTC and Emerging Growth Fund	—	1,507,535
Putnam New Opportunities Fund	3,046,667	3,178,804
Putnam Asset Allocation—Growth Portfolio	2,429,321	2,149,996
Putnam New Value Fund	3,887,746	1,352,006
Putnam International Growth Fund	1,639,868	1,220,960
American Funds Growth Fund of America	2,286,052	—
Putnam Growth Opportunities Fund	—	2,311,581
Putnam Capital Opportunities	1,479,713	—
Putnam Income Fund	1,489,412	*
Putnam S&P 500	2,425,971	*
Common stock:
EarthLink, Inc. Common Stock	1,447,684	1,649,394

        * Investment balance represents less than 5% of net assets at year end.

        The following table presents net depreciation in fair value of investments by major investment type for the year ended December 31, 2002:

Mutual funds	$(4,807,395)
Common stock	(1,125,372)

Net depreciation in fair value of investments	$(5,932,767)

4.     Party-in-Interest Transactions

        The Plan's investments include shares of mutual funds managed by the Trustee and Company common stock, and therefore, these transactions qualify as party-in-interest transactions as allowed for under ERISA. Trustee and administrative fees paid by the Company on behalf of the Plan were $78,980 for the year ended December 31, 2002.

5.     Tax Status of the Plan

        The Plan received a favorable opinion letter from the Internal Revenue Service dated August 9, 2002, stating that the written form of the prototype nonstandardized plan document is qualified as to the form under Internal Revenue Code (IRC) Section 401(a) therefore exempting the Plan from tax under IRC Section 501(a). Although the Plan has been amended since the date of the opinion letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC and relevant regulations to maintain its qualified status.

6.     Concentration of Market and Credit Risk

        The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan's concentration of credit risk and market risk is dictated by the Plan's provisions as well as those of ERISA and the participants' investment preferences. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements.

7.     Reconciliation of the Financial Statements to the Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to the Form 5500:

	As of December 31,
	2002	2001
Net assets available for benefits per the financial statements	$26,612,869	$20,793,603
Add: excess contributions payable	—	77,954

Net assets available for benefits per the Form 5500	$26,612,869	$20,871,557

        The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to the Form 5500:

Benefits paid to participants per the financial statements	$1,866,889
Add: excess contributions paid to participants	77,954

Benefits paid to participants per the Form 5500	$1,944,843

8.     Subsequent Events

        The Plan was amended in 2003 to allow for participants over 50 years of age to make catch-up contributions. The Company also changed the matching contribution to $.50 for each $1.00 contributed up to 2% and $.33 for each $1.00 up to the next 4% of participant deferrals. Additionally, the Plan was amended to allow participants who are not deemed highly compensated by the Plan to defer up to 60% of eligible compensation.

Supplemental Schedule

EarthLink, Inc. 401(k) Plan
EIN: 58-2511877    Plan Number: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of Issuer	Description of Asset	Current Value
*Putnam Fiduciary Trust Company	Putnam Capital Opportunities	$1,479,713
*Putnam Fiduciary Trust Company	George Putnam Fund of Boston	1,283,904
*Putnam Fiduciary Trust Company	Money Market Fund	2,990,611
*Putnam Fiduciary Trust Company	New Opportunities Fund	3,046,667
*Putnam Fiduciary Trust Company	Asset Allocation—Growth Portfolio	2,429,321
*Putnam Fiduciary Trust Company	New Value Fund	3,887,746
*Putnam Fiduciary Trust Company	International Growth Fund	1,639,868
*Putnam Fiduciary Trust Company	Income Fund	1,489,412
American Funds Group	Growth Fund of America	2,286,052
*Putnam Fiduciary Trust Company	Asset Allocation—Balanced Portfolio	597,280
*Putnam Fiduciary Trust Company	Asset Allocation—Conservative Portfolio	156,720
*Putnam Fiduciary Trust Company	S&P 500	2,425,971
*EarthLink, Inc.	Common Stock, 265,630 shares	1,447,684
*Participant loans	Annual interest rates ranging from 5.25% to 10.5% and maturity dates through 2030	841,969

		$26,002,918

*
Indicates party-in-interest to the Plan as defined by ERISA.

REQUIRED INFORMATION

ITEM 1: Not applicable

ITEM 2: Not applicable

ITEM 3: Not applicable

ITEM 4: Financial statements and exhibits

  (a)
  Financial statements:

  Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the index to Financial Statements in lieu of the requirements of items 1 through 3 above.

  (b)
  Exhibits:

  23.1
  Consent of Independent Auditors.

  99.1
  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink, Inc. as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2002, to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK, INC. 401(K) PLAN

By: EarthLink, Inc.

/s/ LEE ADREAN

Lee Adrean
Chief Financial Officer
June 26, 2003

QuickLinks

Table of Contents
Report of Independent Auditors
EarthLink, Inc. 401(k) Plan Statements of Net Assets Available for Benefits
EarthLink, Inc. 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2002
EarthLink, Inc. 401(k) Plan Notes to Financial Statements December 31, 2002
Supplemental Schedule
EarthLink, Inc. 401(k) Plan EIN: 58-2511877 Plan Number: 001 Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2002
REQUIRED INFORMATION
  ITEM 1: Not applicable
  ITEM 2: Not applicable
  ITEM 3: Not applicable
  ITEM 4: Financial statements and exhibits
SIGNATURES